Steben & Company, Inc. 9711 Washingtonian Blvd., Suite 400 Gaithersburg, MD 20878	240.631.7600 T 240.631.9595 F www.steben.com

January 20, 2017

Mr. Kenneth Ellington
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Steben Select Multi-Strategy Fund (File Nos.: 811-22824, 333-211724) Steben Select Multi-Strategy Master Fund (File No.: 811-22872)

Dear Mr. Ellington:

We received your comments via telephone on November 4, 2016 regarding your review of the Annual Report to Shareholders (“Shareholder Report”) of the Steben Select Multi-Strategy Fund (“Select Fund”) for the period ended March 31, 2016, that was filed with the Securities and Exchange Commission (“SEC” or the “Commission”) via EDGAR on June 6, 2016. As part of the Shareholder Report, you also reviewed the financial statements for the Steben Select Multi-Strategy Master Fund (“Master Fund”) that are included in the Shareholder Report. Your comments and Select Fund’s and Master Fund’s responses are set forth below.

Comments

Comment 1: In “Schedule of Investments” section on page 23 of the Master Fund Shareholder Report, please confirm whether any portfolio funds should be classified as restricted securities. If so, going forward please include the disclosures as required by Regulation SX 12-12 in Footnote 6.

Response: Master Fund confirms that the investments included in the “Schedule of Investments” are not classified as restricted securities.

Comment 2: In “Related Party Transactions” paragraphs in the “Notes to Consolidated Financial Statements” on pages 12 and 35 of the Shareholder Report, please confirm that the disclosures required pursuant to Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 850-10-50 have been included.

Response: Select Fund and Master Fund confirm that all such disclosures have been made as required by FASB ASC 850-10-50.

Securities and Exchange Commission

January 20, 2017

Comment 3: Please confirm whether the Master Fund has any unfunded commitments.

Response: Master Fund confirms that it had no unfunded commitments for the period ended March 31, 2016 that were not disclosed.

Comment 4: Under “Trustee and Officer Information” on page 38 of the Shareholder Report, please provide the address for each Trustee and officer pursuant to Item 18(1) of Form N-2.

Response: Select Fund and Master Fund will provide the requested disclosure going forward.

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If you should have any questions regarding the enclosed information, please contact me directly at (240) 631-7602.

Sincerely,

/s/ Francine Rosenberger

Francine Rosenberger

cc:	George Zornada K&L Gates LLP